Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated February 28, 2018 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Results of Operations
Production

	2017	2016	% Change
Crude oil (bbls/d)	139,996	133,172	5
NGLs (bbls/d)	18,250	17,372	5
Natural gas (mcf/d)	106,599	103,321	3
Total (boe/d)	176,013	167,764	5
Crude oil and NGLs (%)	90	90	—
Natural gas (%)	10	10	—
Total (%)	100	100	—
Production increased by 5 percent to 176,013 boe/d in 2017 from 167,764 boe/d in 2016, primarily due to the Company's successful capital development program and acquisitions, partially offset by natural declines and non-core dispositions.
The Company's weighting to crude oil and NGLs remained consistent with the comparative period.
Exhibit 1
The following is a summary of Crescent Point's production by area:

Production By Area (boe/d)	2017	2016	% Change
Williston Basin	103,070	103,237	—
Southwest Saskatchewan	41,737	38,370	9
Uinta Basin	18,040	12,443	45
Other	13,166	13,714	(4)
Total	176,013	167,764	5
In the year ended December 31, 2017, the Company drilled 794 (649.1 net) wells, focused primarily in the Williston Basin, Southwest Saskatchewan and the Uinta Basin.

CRESCENT POINT ENERGY CORP.	1

Exhibit 2

Marketing and Prices

Average Selling Prices (1)	2017	2016	% Change
Crude oil ($/bbl)	59.04	48.46	22
NGLs ($/bbl)	27.82	15.31	82
Natural gas ($/mcf)	2.60	2.36	10
Total ($/boe)	51.41	41.50	24

(1)	The average selling prices reported are before realized derivatives and transportation.

Benchmark Pricing	2017	2016	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	50.95	43.37	17
WTI crude oil (Cdn$/bbl)	66.08	57.44	15
Crude Oil Differential
LSB crude oil (Cdn$/bbl) (2)	(4.04)	(5.89)	(31)
WCS crude oil (Cdn$/bbl) (3)	(15.56)	(18.36)	(15)
Yellow wax crude oil (US$/bbl) (4)	(4.75)	(4.75)	—
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (5)	2.15	2.16	—
AECO monthly index natural gas (Cdn$/mcf)	2.42	2.09	16
NYMEX natural gas (US$/mmbtu) (6)	3.11	2.46	26
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.771	0.755	2

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

(4)	Yellow wax crude oil differential is based on posted prices from a leading Salt Lake City refiner.

(5)	AECO refers to the Alberta Energy Company natural gas price.

(6)	NYMEX refers to the New York Mercantile Exchange natural gas price.
For the year ended December 31, 2017, the Company's average selling price for crude oil increased 22 percent from 2016, primarily as a result of a 17 percent increase in the US$ WTI benchmark price and a narrower corporate oil price differential, partially offset by a stronger Canadian dollar. Crescent Point's corporate oil differential relative to Cdn$ WTI for the year ended December 31, 2017 was $7.04 per bbl compared to $8.98 per bbl in 2016.
The Company’s corporate oil differential for 2017 was primarily impacted by a narrowing of oil differentials. In 2017, the Cdn$ WTI - LSB differential discount narrowed to average $4.04 per bbl, a 31 percent decrease from 2016. The Cdn$ WTI - WCS differential discount also narrowed to average $15.56 per bbl in 2017, a 15 percent decrease from 2016. Light Sour Blend and Western Canadian Select differentials narrowed, in large part, due to the fire at the Syncrude Mildred Lake facility which impacted supply for oil. Western Canadian Select differentials also narrowed due to incremental heavy pipeline capacity that began July 2017.

CRESCENT POINT ENERGY CORP.	2

A portion of the Company's production base in Southwest Saskatchewan, which is weighted to medium crude oil, is exposed to medium and heavy oil differentials and is typically sold at a premium to WCS prices. The Company's production base in the Uinta Basin, which exposes the Company to Yellow wax crude and Black wax crude oil differentials, is typically sold into the Salt Lake City refinery complex.
The Company's average selling price for NGLs in 2017 increased 82 percent from $15.31 per bbl in 2016 to $27.82 per bbl. Average selling prices for NGLs were impacted by the strengthening of propane, butane and condensate prices resulting from the increases in crude oil prices and offshore propane exports.
The Company's average selling price for natural gas in the year ended December 31, 2017 increased 10 percent from $2.36 per mcf in 2016 to $2.60 per mcf primarily as a result of the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production.
Exhibit 3
Exhibit 4

CRESCENT POINT ENERGY CORP.	3

Exhibit 5

Exhibit 6
Derivatives
The following is a summary of the realized derivative gain on crude oil and natural gas derivative contracts:

($ millions, except volume amounts)	2017	2016	% Change
Average crude oil volumes hedged (bbls/d) (1)	57,196	52,615	9
Crude oil realized derivative gain (1)	89.5	448.5	(80)
per bbl	1.75	9.20	(81)
Average natural gas volumes hedged (GJ/d) (2)	41,356	39,781	4
Natural gas realized derivative gain	11.7	20.2	(42)
per mcf	0.30	0.53	(43)
Average barrels of oil equivalent hedged (boe/d) (1)	63,729	58,899	8
Total realized derivative gain (1)	101.2	468.7	(78)
per boe	1.58	7.63	(79)

(1)
The crude oil realized derivative gain includes the realized derivative gains and losses on financial price differential contracts in the respective periods. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.

CRESCENT POINT ENERGY CORP.	4

Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions and reviews such conditions with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas and power, and fluctuations in the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.
With the ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point also hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production. In addition, the Company can deliver crude oil through its various rail terminals to provide access to diversified markets and pricing. See Note 24 - "Financial Instruments and Derivatives" in the annual consolidated financial statements for the year ended December 31, 2017 for additional information on the Company's derivatives.
The Company recorded a total realized derivative gain of $101.2 million for the year ended December 31, 2017, compared to $468.7 million in 2016.
The Company's realized derivative gain for oil was $89.5 million for the year ended December 31, 2017, compared to $448.5 million in 2016. The decreased realized derivative gain in 2017 is largely attributable to the increase in the Cdn$ WTI benchmark price and the decrease in the Company's average derivative oil price, partially offset by the increase in oil volumes hedged. The realized derivative gain in the year ended December 31, 2016 also included the $42.0 million realized derivative gain from the unwind and settlement of a portion of the Company's 2017 and 2018 hedges. During the year ended December 31, 2017, the Company's average derivative oil price decreased by 10 percent, or $8.18 per bbl, from $78.55 per bbl in 2016 to $70.37 per bbl in 2017.
Crescent Point's realized derivative gain for gas was $11.7 million for the year ended December 31, 2017, compared to $20.2 million in 2016. The decreased realized derivative gain in 2017 is largely attributable to the increase in the AECO monthly index price and the decrease in the Company's average derivative gas price, partially offset by the increase in gas volumes hedged. During the year ended December 31, 2017, the Company's average derivative gas price decreased by 9 percent, or $0.31 per GJ, from $3.40 per GJ in 2016 to $3.09 per GJ in 2017.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Exhibit 7

CRESCENT POINT ENERGY CORP.	5

The following is a summary of the Company's unrealized derivative gains (losses):

($ millions)	2017	2016	% Change
Crude oil	(20.1)	(567.2)	(96)
Natural gas	25.6	(20.9)	(222)
Interest	7.4	2.5	196
Power	0.6	0.2	200
Cross currency	(175.3)	(120.4)	46
Foreign exchange	(1.8)	(1.0)	80
Total unrealized derivative losses	(163.6)	(706.8)	(77)
The Company recognized a total unrealized derivative loss of $163.6 million for the year ended December 31, 2017 compared to$706.8 million in 2016. The total unrealized derivative loss in 2017 is primarily due to the $175.3 million unrealized derivative loss on Cross Currency Swaps ("CCS") compared to $120.4 million in 2016. The unrealized CCS derivative loss for the year ended December 31, 2017 was primarily the result of the stronger forward Canadian dollar at December 31, 2017 compared to December 31, 2016. The unrealized CCS derivative loss for the year ended December 31, 2016 was primarily the result of the stronger forward Canadian dollar at December 31, 2016 compared to December 31, 2015.
Exhibit 8

(1)	Includes oil, gas and power contracts.
Revenues

($ millions) (1)	2017	2016	% Change
Crude oil sales	3,016.7	2,362.0	28
NGL sales	185.3	97.3	90
Natural gas sales	101.1	89.2	13
Total oil and gas sales	3,303.1	2,548.5	30

(1)	Revenue is reported before realized derivatives.
Crude oil sales increased 28 percent in the year ended December 31, 2017, from $2.36 billion in 2016 to $3.02 billion in 2017, primarily due to the 22 percent increase in realized prices and the 5 percent increase in crude oil production. The increase in realized prices is largely a result of the 15 percent increase in the Cdn$ WTI benchmark price as compared to 2016 and a narrower corporate oil differential. The increased production in 2017 is primarily due to the Company's successful capital development program.
NGL sales increased 90 percent in the year ended December 31, 2017 compared to 2016, primarily due to the 82 percent increase in realized NGL prices and the 5 percent increase in NGL production. Realized prices in 2017 were impacted by the strengthening of prices for propane, butane and condensate resulting from the increases in crude oil prices and offshore propane exports. The increased production in 2017 is primarily due to the Company's successful capital development program.
Natural gas sales increased 13 percent in the year ended December 31, 2017 compared to 2016, primarily due to the 10 percent increase in realized natural gas prices and the 3 percent increase in natural gas production. The increase in the realized natural gas price is largely due to the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production. The increased natural gas production is primarily due to the Company's successful capital development program.

CRESCENT POINT ENERGY CORP.	6

Exhibit 9
Royalties

($ millions, except % and per boe amounts)	2017	2016	% Change
Royalties	472.2	363.9	30
As a % of oil and gas sales	14	14	—
Per boe	7.35	5.93	24
Royalties increased 30 percent in the year ended December 31, 2017 compared to 2016 due to the 30 percent increase in oil and gas sales. Royalties as a percentage of sales for the year ended December 31, 2017 remained consistent with 2016.
Exhibit 10
Operating Expenses

($ millions, except per boe amounts)	2017	2016	% Change
Operating expenses	807.2	691.9	17
Per boe	12.56	11.27	11
Operating expenses per boe increased 11 percent in the year ended December 31, 2017 compared to 2016, primarily due to favorable prior period adjustments in 2016 related to utility costs and property taxes and unfavorable prior period adjustments in 2017 related to processing fees. Maintenance activity levels in 2017 also increased compared to 2016 as the Company reduced activity levels in 2016 in response to weak commodity prices. In addition, expenses in 2017 were higher due to the increases in Saskatchewan power rates and provincial sales tax as a result of the Saskatchewan government's efforts to balance the provincial budget.

CRESCENT POINT ENERGY CORP.	7

Operating expenses increased 17 percent in the year ended December 31, 2017 compared to 2016, primarily due the increase in per boe operating expenses as noted above and higher production volumes.
Exhibit 11
Transportation Expenses

($ millions, except per boe amounts)	2017	2016	% Change
Transportation expenses	133.8	130.0	3
Per boe	2.08	2.12	(2)
Transportation expenses per boe decreased 2 percent in the year ended December 31, 2017 compared to 2016. The decrease was primarily due to the decrease in pipeline tariff rates.
Transportation expenses increased 3 percent in the year ended December 31, 2017 compared to 2016, primarily due to higher production volumes, partially offset by the decrease in per boe transportation expenses as noted above.
Exhibit 12

CRESCENT POINT ENERGY CORP.	8

Netback

	2017	2016
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	51.41	41.50	24
Royalties	(7.35)	(5.93)	24
Operating expenses	(12.56)	(11.27)	11
Transportation expenses	(2.08)	(2.12)	(2)
Netback prior to realized derivatives	29.42	22.18	33
Realized gain on derivatives	1.58	7.63	(79)
Netback (1)	31.00	29.81	4

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total netback has been presented.
The Company's netback for the year ended December 31, 2017 increased 4 percent to $31.00 per boe from $29.81 per boe in 2016. The increase in the Company's netback is primarily the result of the increase in average selling price largely due to the increase in the Cdn$ WTI benchmark price and a narrower corporate oil differential, and the decrease in transportation expenses, partially offset by the decrease in realized gain on derivatives and the increases in royalties and operating expenses.
Exhibit 13

CRESCENT POINT ENERGY CORP.	9

Exhibit 14
General and Administrative Expenses

($ millions, except per boe amounts)	2017	2016	% Change
General and administrative costs	136.4	134.5	1
Capitalized	(38.4)	(33.6)	14
Total general and administrative expenses	98.0	100.9	(3)
Transaction costs	(3.7)	(2.3)	61
General and administrative expenses	94.3	98.6	(4)
Per boe	1.47	1.61	(9)
General and administrative expenses decreased 4 percent in the year ended December 31, 2017 compared to 2016, primarily due to the increase in overhead recoveries from partners associated with higher capital spending.
General and administrative expenses per boe decreased 9 percent in the year ended December 31, 2017 compared to 2016. The decrease is due to the decrease in general and administrative expenses as noted above and the increase in production volumes.
Transaction costs incurred in the year ended December 31, 2017 relate primarily to minor property acquisitions and dispositions. Refer to the Capital Acquisitions section in this MD&A for further information.
Exhibit 15

CRESCENT POINT ENERGY CORP.	10

Interest Expense

($ millions, except per boe amounts)	2017	2016	% Change
Interest expense	162.3	158.2	3
Per boe	2.53	2.58	(2)
In the year ended December 31, 2017, interest expense increased 3 percent compared to 2016, primarily due to a higher effective interest rate, partially offset by the Company's lower average debt balance. Interest expense per boe decreased 2 percent primarily due to the increase in production volumes.
The Company's effective interest rate in the year ended December 31, 2017 increased to 4.25 percent from 4.08 percent. The increase relates to the increase in underlying market interest rates on floating rate debt.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At December 31, 2017, 54 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.
Exhibit 16
Foreign Exchange Gain

($ millions)	2017	2016	% Change
Realized gain (loss)
CCS - US dollar long-term debt maturities and interest payments	(39.3)	57.7	(168)
US dollar long-term debt maturities	54.6	(52.4)	(204)
Other	(0.6)	(2.5)	(76)
Unrealized gain (loss)
Translation of US dollar long-term debt	201.2	128.0	57
Other	(0.2)	0.5	(140)
Foreign exchange gain	215.7	131.3	64
The Company has US dollar denominated debt, including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$1.73 billion of LIBOR loans and the issuance of US$1.36 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $2.21 billion and $1.44 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative gains and losses on the CCS and foreign exchange swap are recognized in derivative gains and losses. Refer to the Derivatives section in this MD&A for further information.
The Company records unrealized foreign exchange gains or losses on the translation of the US dollar long-term debt and related accrued interest. During the year ended December 31, 2017, the Company recorded an unrealized foreign exchange gain of $201.2 million on the translation of US dollar long-term debt and accrued interest compared to an unrealized gain of $128.0 million in 2016. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest for the year ended December 31, 2017 is attributable to a stronger Canadian dollar at December 31, 2017 as compared to December 31, 2016.

CRESCENT POINT ENERGY CORP.	11

Share-based Compensation Expense

($ millions, except per boe amounts)	2017	2016	% Change
Share-based compensation costs	74.0	72.0	3
Capitalized	(12.0)	(14.3)	(16)
Share-based compensation expense	62.0	57.7	7
Per boe	0.97	0.94	3
During the year ended December 31, 2017, the Company recorded share-based compensation costs of $74.0 million, an increase of 3 percent from 2016. The increase was primarily due to the increase in expenses associated with base compensation, partially offset by the decrease in expenses associated with incentive awards as a result of the decreases in the Company's share price and the number of incentive awards granted.
During the year ended December 31, 2017, the Company capitalized share-based compensation costs of $12.0 million, a decrease of 16 percent from 2016. The decrease was primarily due to the decrease in expenses associated with incentive related awards as a result of the decreases in the Company's share price and the number of incentive awards granted.
Exhibit 17
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at December 31, 2017, the Company is authorized to issue up to 12,613,659 common shares (December 31, 2016 - 16,665,451 common shares). The Company had 3,589,024 restricted shares outstanding at December 31, 2017 (December 31, 2016 - 5,188,358 restricted shares outstanding).
As of the date of this report, the Company had 3,783,992 restricted shares outstanding.
Performance Share Unit Plan
In April 2017, the Company approved a Performance Share Unit ("PSU") Plan for designated employees. The PSUs vest on terms up to three years from the grant date as determined by the Board of Directors. PSUs are settled in cash upon vesting based on the prevailing Crescent Point share price, accrued dividends and the performance multipliers. Based on underlying units prior to any effect of the performance multiplier, the Company had 4,460,046 PSUs outstanding at December 31, 2017 (December 31, 2016 - nil PSUs outstanding).
As of the date of this report, the Company had 5,605,391 PSUs outstanding based on underlying units prior to any effect of the performance multiplier.
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) Plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 229,470 DSUs outstanding at December 31, 2017 (December 31, 2016 - 204,653 DSUs outstanding).
As of the date of this report, the Company had 236,251 DSUs outstanding.

CRESCENT POINT ENERGY CORP.	12

Depletion, Depreciation, Amortization and Impairment

($ millions, except per boe amounts)	2017	2016	% Change
Depletion and depreciation	1,403.5	1,436.2	(2)
Amortization of E&E undeveloped land	134.3	172.5	(22)
Depletion, depreciation and amortization	1,537.8	1,608.7	(4)
Impairment	203.6	611.4	(67)
Depletion, depreciation, amortization and impairment	1,741.4	2,220.1	(22)
Per boe, before impairment	23.94	26.20	(9)
Per boe	27.11	36.16	(25)
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment decreased 9 percent to $23.94 per boe for the year ended December 31, 2017 from $26.20 per boe in 2016. This decrease is primarily due to net impairment expense of $611.4 million recorded during the year ended December 31, 2016, reserve additions and a reduction to the amortization of exploration and evaluation ("E&E") undeveloped land. The decrease in amortization of E&E undeveloped land relates to the regular transfers of land to property, plant and equipment ("PP&E") upon determination of reserves and the increasing balance of undeveloped land fully amortized over its average primary lease term.
During the year ended December 31, 2017, the Company recorded impairment expense, net of recoveries, of $203.6 million. The impairments of $555.4 million in the Southeast Saskatchewan, Southwest Saskatchewan and Southern Alberta cash-generating units ("CGUs") were largely a result of the decrease in near-term forecast benchmark commodity prices and the increase in the discount rate reflecting the Company's higher weighted average cost of capital at December 31, 2017 compared to December 31, 2016, partially offset by the positive impact of technical and development reserve additions. The recoveries of $351.8 million in the Northern U.S. and Utah CGUs were largely a result of the positive impact of technical and development reserve additions, partially offset by the decrease in near-term forecast benchmark commodity prices and the increase in discount rate at December 31, 2017 compared to December 31, 2016.
Any PP&E impairment recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of PP&E has increased in value since the impairment expense was recorded.
Exhibit 18
Other Income (Loss)
The Company recorded other income of $27.8 million in the year ended December 31, 2017, compared to other losses of $6.6 million in 2016. Other income in the year ended December 31, 2017 is comprised primarily of gains on capital dispositions, partially offset by unrealized losses on long-term investments. The other losses in the year ended December 31, 2016 were comprised primarily of losses on capital dispositions, partially offset by net unrealized gains on long-term investments.

CRESCENT POINT ENERGY CORP.	13

Taxes

($ millions)	2017	2016	% Change
Current tax expense (recovery)	(1.7)	0.2	(950)
Deferred tax expense (recovery)	102.1	(381.3)	(127)
Current Tax Expense (Recovery)
In the year ended December 31, 2017, the Company recorded a current tax recovery of $1.7 million compared to a current tax expense of $0.2 million in 2016. The current tax recovery of $1.7 million in the year ended December 31, 2017 is primarily comprised of investment tax credits earned through research and development expenditures on drilling and development activities. Refer to the Company's December 31, 2017 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the year ended December 31, 2017, the Company recorded a deferred tax expense of $102.1 million compared to a deferred tax recovery of $381.3 million in 2016. The deferred tax expense in the year ended December 31, 2017 is primarily due to the impact of the decrease in the U.S. federal corporate tax rate.
On December 22, 2017, the United States government enacted the Tax Cuts and Jobs Act, significantly amending U.S. federal income tax provisions which apply to Crescent Point’s U.S. subsidiary, Crescent Point Energy U.S. Corp. (“CPEUS”). The most significant change impacting CPEUS is the reduction in the federal corporate income tax rate from 35% to 21%, effective January 1, 2018, resulting in the deferred income tax charge described above. The other changes to the tax legislation that may impact CPEUS include amendments to the loss utilization rules, interest deductibility rules, and base erosion minimum tax. Crescent Point does not currently expect these other amendments to materially impact the Company’s ongoing provision for income taxes but the impact of the legislation could differ from expectations, due to, among other things, changes in interpretations or assumptions or the announcement of any additional regulations or guidance relating to the legislation.
The Company recognized a $107.5 million decrease to its deferred tax asset as a result of the U.S. tax rate reduction, with a corresponding increase in its deferred tax expense. The change in the deferred tax asset does not impact adjusted funds flow from operations for the Company in the 2017 fiscal year and does not impact the timeframe when the deferred tax asset is expected to be utilized. The deferred tax expense also reflects the benefit from the decrease to the Saskatchewan corporate tax rate during the last six months of the year from 12% to 11.5%, as well as a benefit associated with a change in estimated future usable tax pools.
The deferred tax recovery of $381.3 million in the year ended December 31, 2016 relates primarily to the net loss before tax and a change in estimate regarding future usable U.S. tax pools.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

($ millions, except per share amounts)	2017	2016	% Change
Cash flow from operating activities	1,718.7	1,524.3	13

Adjusted funds flow from operations (1)	1,728.8	1,572.5	10

Net income (loss)	(124.0)	(932.7)	(87)
Net income (loss) per share - diluted	(0.23)	(1.81)	(87)

Adjusted net earnings from operations (1)	100.0	88.5	13
Adjusted net earnings from operations per share - diluted (1)	0.18	0.17	6

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

Cash flow from operating activities increased 13 percent to $1.72 billion in the year ended December 31, 2017, compared to $1.52 billion in 2016, due to the changes in adjusted funds flow from operations and fluctuations in working capital, transaction costs and decommissioning expenditures.

CRESCENT POINT ENERGY CORP.	14

Exhibit 19
Adjusted funds flow from operations increased to $1.73 billion in the year ended December 31, 2017 from $1.57 billion in 2016. The increase is primarily the result of the increases in the Cdn$ WTI benchmark price and production volumes and a narrower corporate oil differential, partially offset by the decrease in realized hedging gains and the increases in operating expenses and royalties.
Exhibit 20
The Company reported a net loss of $124.0 million in the year ended December 31, 2017, compared to a net loss of $932.7 million in 2016, primarily as a result of the decreases in unrealized derivative loss, net impairment expense and depletion, depreciation and amortization and the increases in adjusted funds flow from operations and foreign exchange gain on long-term debt, partially offset by the fluctuations in deferred taxes. Net loss per share - diluted decreased to $0.23 per share in 2017, compared to $1.81 in 2016, due to the same reasons discussed above.

CRESCENT POINT ENERGY CORP.	15

Exhibit 21
The Company reported adjusted net earnings from operations of $100.0 million in the year ended December 31, 2017 compared to $88.5 million in 2016, primarily as a result of the increase in adjusted funds flow from operations and the decrease in depletion expense, partially offset by fluctuations in deferred taxes and the foreign exchange on translation of unhedged US dollar long-term debt in 2016. Adjusted net earnings from operations per share - diluted increased 6 percent to $0.18 in 2017 compared to 2016, primarily due to the same reasons discussed above and the impact of shares issued through the September 2016 equity offering.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio can extend out over 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

($ millions, except per share amounts)	2017	2016	% Change
Accumulated dividends, beginning of year	7,210.9	6,950.6	4
Dividends declared to shareholders	197.7	260.3	(24)
Accumulated dividends, end of year	7,408.6	7,210.9	3

Accumulated dividends per share, beginning of year	31.44	30.94	2
Dividends declared to shareholders per share	0.36	0.50	(28)
Accumulated dividends per share, end of year	31.80	31.44	1
Dividends decreased 24 percent in the year ended December 31, 2017 compared to 2016. The decrease in dividends relates primarily to the reduction in the dividends declared to shareholders to $0.36 per share in the year ended December 31, 2017 from $0.50 per share in 2016.

CRESCENT POINT ENERGY CORP.	16

Exhibit 22

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued each period with the resulting gain or loss recorded in net income. At December 31, 2017, the investments are recorded at a fair value of $65.1 million which is $14.4 million more than the original cost of the investments.
Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued each period with the resulting gain or loss recorded in net income. At December 31, 2017, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.
Other Long-Term Assets
At December 31, 2017, other long-term assets consist of $18.7 million related to the reclamation fund and $15.8 million of investment tax credits.
The reclamation fund decreased by $4.0 million during 2017 due to expenditures of $26.5 million, partially offset by $22.5 million of contributions. The expenditures included $25.1 million related primarily to decommissioning work completed in Saskatchewan, the United States and Alberta and $1.4 million related to climate change initiatives.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2017, Crescent Point recorded $12.9 million (year ended December 31, 2016 - $6.2 million) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer. The oilfield services company is one of only a few specialized service providers in their area of expertise with capacity and geographical presence to meet the Company’s needs. The service company was selected, along with a few other key vendors, to provide goods and services as part of a comprehensive and competitive request for proposal process with key factors of its success being the unique nature of proprietary products, the ability to service specific geographic regions, proven safety performance and/or competitive pricing.
Key management personnel of the Company consists of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan and PSU Plan. The compensation relating to key management personnel for the year ended December 31, 2017 recorded as general and administrative expenses was $7.5 million (year ended December 31, 2016 - $9.1 million) and share-based compensation costs were $21.7 million (year ended December 31, 2016 – $20.9 million).

CRESCENT POINT ENERGY CORP.	17

Capital Expenditures

($ millions)	2017	2016	% Change
Capital acquisitions (net) (1)	1.8	226.5	(99)
Development capital expenditures	1,812.1	1,138.9	59
Capitalized administration (2)	38.4	33.6	14
Office equipment	4.2	0.9	367
Total	1,856.5	1,399.9	33

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.
Capital Acquisitions
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2017 ($112.5 million net disposed PP&E, including $41.4 million related to net disposed decommissioning liability, and $104.0 million net acquired E&E assets). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures in the year ended December 31, 2017 were $1.81 billion, compared to $1.14 billion in 2016. In 2017, 794 (649.1 net) wells were drilled with a success rate of 99.9 percent. The development capital for the year ended December 31, 2017 included $359.8 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2018 is $1.80 billion, before net land and property acquisitions.
Goodwill
The Company's goodwill balance as at December 31, 2017 was $251.9 million which is unchanged from December 31, 2016. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Other Current Liabilities
At December 31, 2017, other current liabilities consist of $17.7 million related to the current portion of long-term compensation liability related to the PSU Plan, $3.4 million related to a lease inducement, $2.9 million related to the estimated unrecoverable portion of building leases and $33.7 million related to decommissioning liability.
Other Long-Term Liabilities
At December 31, 2017, other long-term liabilities consist of $5.2 million of long-term compensation liability related to the PSU and DSU Plans, $40.0 million related to a lease inducement and $8.8 million related to the estimated unrecoverable portion of building leases. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Decommissioning Liability
The decommissioning liability increased by $29.8 million during 2017 from $1.31 billion at December 31, 2016 to $1.34 billion at December 31, 2017. The increase relates to $42.8 million due to the revaluation of acquired liabilities, $39.9 million in respect of drilling, $30.3 million of accretion expense, $25.1 million as a result of capital acquisitions and $2.8 million change in estimated future cash flows, partially offset by $66.5 million as a result of capital dispositions, $25.1 million for liabilities settled, $7.2 million change in estimate pertaining to discount rates, $4.6 million reclassified as liabilities associated with assets held for sale and $7.7 million related to foreign exchange.

CRESCENT POINT ENERGY CORP.	18

Exhibit 23
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2017	December 31, 2016
Net debt (1)	4,024.9	3,677.1
Shares outstanding	545,794,384	541,742,592
Market price at end of year (per share)	9.58	18.25
Market capitalization (1)	5,228.7	9,886.8
Enterprise value (1)	9,253.6	13,563.9
Net debt as a percentage of enterprise value	43	27
Adjusted funds flow from operations (1) (2)	1,728.8	1,572.5
Net debt to adjusted funds flow from operations (1) (3)	2.3	2.3

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.

(3)
Net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At December 31, 2017, Crescent Point's enterprise value was $9.25 billion and the Company was capitalized with 57 percent equity compared to $13.56 billion and 73 percent at December 31, 2016, respectively. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2017 remained consistent at 2.3 times compared to December 31, 2016. Crescent Point's objective is to manage net debt to adjusted funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.	19

Exhibit 24

(1)	Includes cash on hand of $62.4 million.
Exhibit 25

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)	The sum of adjusted funds flow from operations for the trailing four quarters.
The Company has combined credit facilities of $3.60 billion, including a $3.50 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. The current maturity date of the syndicated unsecured credit facility and the unsecured operating credit facility is June 10, 2020. Both of these facilities constitute revolving credit facilities and are extendible annually. As at December 31, 2017, the Company had approximately $2.19 billion drawn on bank credit facilities, including $7.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.47 billion including cash of $62.4 million.
The Company has private offerings of senior guaranteed notes raising total gross proceeds of US$1.39 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.

CRESCENT POINT ENERGY CORP.	20

The Company is in compliance with all debt covenants at December 31, 2017 which are listed in the table below:

Covenant Description	Maximum Ratio	December 31, 2017
Senior debt to adjusted EBITDA (1) (2)	3.5	2.2
Total debt to adjusted EBITDA (1) (3)	4.0	2.2
Senior debt to capital (2) (4)	0.55	0.31

(1)
Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's development capital budget for 2018 is $1.80 billion, before net land and property acquisitions, with average 2018 production forecast at 183,500 boe/d.
The Company expects to finance its working capital deficiency and its ongoing working capital requirements through cash, adjusted funds flow from operations and its bank credit facilities.
Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
Shareholders' Equity
At December 31, 2017, Crescent Point had 545.8 million common shares issued and outstanding compared to 541.7 million common shares at December 31, 2016. The increase of 4.1 million shares relates to shares issued pursuant to the Restricted Share Bonus Plan.
Contractual Obligations and Commitments
The Company has assumed various contractual obligations and commitments in the normal course of operations. At December 31, 2017, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	30.2	53.1	52.1	217.0	352.4
Senior guaranteed notes (2)	126.0	371.1	512.0	1,048.9	2,058.0
Bank credit facilities (3)	98.3	2,316.7	—	—	2,415.0
Transportation commitments	17.8	29.6	22.9	37.4	107.7
Total contractual commitments	272.3	2,770.5	587.0	1,303.3	4,933.1

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $50.6 million.

(2)	These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.

(3)
These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2017. The current maturity date of the Company's facilities is June 10, 2020. The Company expects that the facilities will be renewed and extended prior to their maturity dates.

Off Balance Sheet Arrangements
The Company has off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2017. All of the lease agreement amounts have been reflected in the Contractual Obligations and Commitments table above.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 of the December 31, 2017 audited consolidated financial statements. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.

CRESCENT POINT ENERGY CORP.	21

Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization, decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment is aggregated into CGUs, based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from E&E to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.
Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; volatility in crude oil price differentials; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; adverse changes to income tax laws or other laws or government incentive programs and regulations relating to the oil and gas industry; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.

CRESCENT POINT ENERGY CORP.	22

Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks Crescent Point is exposed to include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; loss of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and uncertainties related to oil and gas interests and operations on tribal lands.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
In November 2015, the Province of Alberta released its Climate Leadership Plan which will impact businesses that contribute to carbon emissions in Alberta. The plan's four key areas include imposing carbon pricing that is applied across all sectors, starting at $20 per tonne on January 1, 2017 and moving to $30 per tonne on January 1, 2018, and a 45 percent reduction in methane emissions by the oil and gas sector by 2025. Prior to 2023, the plan is expected to have a minimal impact on the Company's results of operations as less than 10% of the Company's total production is from properties located in Alberta and exemptions are available for fuel that is used, flared, or vented in a production process and sold to a consumer for use in an oil and gas production process. The Company continues to monitor developments in this plan for periods after 2023 and will evaluate the expected impact on its results of operations.
The Canadian federal government has released a draft Greenhouse Gas Pollution Pricing Act ("GGPPA") for public comment which, if brought into force as currently drafted, would levy a carbon tax of $10 per tonne of greenhouse gas emissions starting January 1, 2018 in each province and territory that does not at that time have a carbon tax or cap and trade system, with the $10 per tonne federal levy increasing $10 per tonne per year until it reaches $50 per tonne on January 1, 2022. The federal government has indicated that the GGPPA will come into force sometime in 2018, but has also announced that the carbon tax framework under the GGPPA will not be imposed on any Canadian province until at least the end of 2018; it is therefore currently unclear whether a tax of $20 per tonne will take effect as of January 1, 2019 in accordance with the current draft of the GGPPA, or whether the draft GGPPA will be amended to re-set its levy schedule to being at $10 per tonne on January 1, 2019, with $10 per tonne increases each year until January 1, 2023.
Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 was adopted by the Company using a modified transaction approach on January 1, 2018. The Company completed the review of its various revenue streams and sales contracts with customers and concluded that the adoption of IFRS 15 will not have a material impact on the consolidated financial statements. The adoption of IFRS 15 will require the Company to expand its disclosures in the notes to the consolidated financial statements, including the disaggregation of revenue streams by product type.

CRESCENT POINT ENERGY CORP.	23

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment was adopted by the Company on January 1, 2018. The Company has evaluated the impact of the amendment on the consolidated financial statements and the amendment will not have a material impact on the valuation of its financial assets.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases, where the Company is acting as a lessee. The adoption of IFRS 16 for lessees eliminates the dual classification model of leases as either operating leases or finance leases, effectively treating almost all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from recognition and will continue to be treated as operating leases. There is no significant impact from the adoption of IFRS 16 for lessors as the dual classification model of leases and the accounting for lessors remains virtually unchanged. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. The standard is required to be adopted either retrospectively or using a modified retrospective approach. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently assessing the standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will have a material impact on the consolidated financial statements.

Outstanding Common Shares Data
As of the date of this report, the Company had 546,471,635 common shares outstanding.

CRESCENT POINT ENERGY CORP.	24

Selected Annual Information

($ millions, except per share amounts)	2017	2016	2015
Oil and gas sales	3,303.1	2,548.5	2,800.2

Average daily production
Crude oil (bbls/d)	139,996	133,172	137,003
NGLs (bbls/d)	18,250	17,372	10,773
Natural gas (mcf/d)	106,599	103,321	95,127
Total (boe/d)	176,013	167,764	163,631

Net income (loss) (1)	(124.0)	(932.7)	(870.2)
Net income (loss) per share (1)	(0.23)	(1.81)	(1.82)
Net income (loss) per share - diluted (1)	(0.23)	(1.81)	(1.82)

Adjusted net earnings from operations (2)	100.0	88.5	342.0
Adjusted net earnings from operations per share (2)	0.18	0.17	0.72
Adjusted net earnings from operations per share – diluted (2)	0.18	0.17	0.71

Cash flow from operating activities	1,718.7	1,524.3	1,956.9

Adjusted funds flow from operations (2)	1,728.8	1,572.5	1,938.0

Adjusted working capital (deficiency) (3)	(133.3)	(277.0)	(345.3)
Total assets	16,005.3	16,163.6	17,616.0
Total liabilities	6,842.4	6,572.4	7,491.0
Net debt (2)	4,024.9	3,677.1	4,266.1
Total long-term derivative liability	16.6	3.0	0.3

Weighted average shares - diluted (millions)	546.8	519.3	479.8

Capital expenditures (4)	1,856.5	1,399.9	3,365.6

Dividends declared	197.7	260.3	1,020.4
Dividends declared per share	0.36	0.50	2.11

(1)	Net income (loss) and net income (loss) before discontinued operations are the same.

(2)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(3)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liablity, less cash, accounts receivable, prepaids and deposits and long-term investments.

(4)
Capital expenditures exclude capitalized share-based compensation and capitalized non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Crescent Point’s oil and gas sales, cash flow from operating activities, adjusted funds flow from operations and total assets have fluctuated for the years 2015 through 2017, primarily due to movement in the Cdn $ WTI benchmark price, fluctuations in corporate oil price differentials, numerous corporate and property acquisitions and the Company's successful drilling program.
Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and net impairments to PP&E along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past three years primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	25

Summary of Quarterly Results

	2017					2016
($ millions, except per share amounts)	Q4	Q3	Q2		Q1	Q4	Q3	Q2	Q1
Oil and gas sales	916.0	766.9	813.7		806.5	749.1	645.9	645.9	507.6

Average daily production
Crude oil (bbls/d)	140,544	139,254	140,878		139,303	130,386	125,713	132,730	143,971
NGLs (bbls/d)	19,437	18,811	17,658		17,061	18,083	17,750	16,870	16,775
Natural gas (mcf/d)	113,963	108,021	102,471		101,791	99,765	102,883	105,709	104,972
Total (boe/d)	178,975	176,069	175,615		173,329	165,097	160,610	167,218	178,241

Net income (loss)	(56.4)	(270.6)	83.6		119.4	(510.6)	(108.5)	(226.1)	(87.5)
Net income (loss) per share	(0.10)	(0.50)	0.15		0.22	(0.94)	(0.21)	(0.45)	(0.17)
Net income (loss) per share – diluted	(0.10)	(0.50)	0.15		0.22	(0.94)	(0.21)	(0.45)	(0.17)

Adjusted net earnings (loss) from operations (1)	(35.1)	33.7	39.5		61.9	100.6	(22.0)	15.1	(5.2)
Adjusted net earnings (loss) from operations per share (1)	(0.06)	0.06	0.07	0.06	0.11	0.19	(0.04)	0.03	(0.01)
Adjusted net earnings (loss) from operations per share – diluted (1)	(0.06)	0.06	0.07		0.11	0.18	(0.04)	0.03	(0.01)

Cash flow from operating activities	449.6	437.0	415.9		416.2	438.5	330.2	427.5	328.1

Adjusted funds flow from operations (1)	494.7	389.0	418.0		427.1	422.0	368.1	404.4	378.0

Adjusted working capital (deficiency) (2)	(133.3)	(259.1)	(171.6)		(202.0)	(277.0)	(197.3)	(159.0)	(181.1)
Total assets	16,005.3	15,945.1	16,419.2		16,568.8	16,163.6	16,771.9	16,610.9	17,179.5
Total liabilities	6,842.4	6,696.7	6,777.0		6,910.7	6,572.4	6,679.1	7,043.0	7,365.3
Net debt (1)	4,024.9	4,135.9	3,966.7		3,987.7	3,677.1	3,620.3	4,041.9	4,325.2
Total long-term derivative liability	16.6	8.8	—		—	3.0	2.7	3.8	2.5

Weighted average shares – diluted (millions)	546.9	546.2	546.1		546.2	544.5	514.0	509.1	507.6

Capital expenditures (3)	334.2	503.8	338.3		680.2	429.8	542.3	88.9	338.9

Dividends declared	49.5	49.4	49.4		49.4	49.2	47.2	46.0	117.9
Dividends declared per share	0.09	0.09	0.09		0.09	0.09	0.09	0.09	0.23

(1)
Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

(2)
Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments.

(3)
Capital expenditures exclude capitalized share-based compensation and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to changes in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to its successful capital development program, several business combinations and natural declines.
Net income has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, net impairments to PP&E recorded in the third quarter of 2017 and fourth quarter of 2016 and net recovery of PP&E recorded in the fourth quarter of 2017, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, dispositions and the Company's capital development program. Cash flow from operating activities and adjusted funds flow from operations throughout the last eight quarters has allowed the Company to pay monthly dividends.

CRESCENT POINT ENERGY CORP.	26

Fourth Quarter Review

•
Crescent Point achieved production averaging 178,975 boe/d in the fourth quarter of 2017, an increase of two percent from third quarter 2017. Strong fourth quarter production growth supported annual average production of 176,013 boe/d. Production in fourth quarter of 2017 was weighted 89 percent towards crude oil and liquids.

•
During the fourth quarter, the Company spent $332.9 million on drilling and development activities, drilling 172 (121.4 net) wells with a 99.3 percent success rate. Crescent Point also spent $146.8 million on land, seismic and facilities, for total development capital expenditures of $479.7 million.

•
Adjusted funds flow from operations totaled $494.7 million in fourth quarter 2017, an increase of 27 percent from third quarter 2017. This growth highlights Crescent Point's low-cost, high-netback asset base and its sensitivity to higher commodity prices.

Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2017.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;

2.
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and

3.
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2017, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2017 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2017, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2017 was audited by PricewaterhouseCoopers LLP, as reflected in their report for 2017. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2017 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.
Health, Safety and Environment Policy
The health and safety of employees, contractors, visitors and the public, as well as the protection of the environment, are of utmost importance to Crescent Point. The Company endeavours to conduct its operations in a manner that will minimize both adverse effects and consequences of emergency situations by:

•	Complying with government regulations and standards;

•	Conducting operations consistent with industry codes, practices and guidelines;

•	Ensuring prompt, effective response and repair to emergency situations and environmental incidents;

•	Providing training to employees and contractors to ensure compliance with Company safety and environmental policies and procedures;

CRESCENT POINT ENERGY CORP.	27

•	Promoting the aspects of careful planning, good judgment, implementation of the Company’s procedures, and monitoring Company activities;

•	Communicating openly with members of the public regarding our activities; and

•	Amending the Company’s policies and procedures as may be required from time to time.
Crescent Point believes that all employees have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.
As part of Crescent Point’s ongoing commitment to reduce emissions, the Company contributed to a climate change initiatives fund directed to environmental initiatives. To date, $65.3 million has been contributed towards emissions reduction and $48.8 million has been expended to reduce emissions and to meet and exceed provincial and federal targets. In 2017, the Company spent a total of $1.5 million on emissions reduction, primarily on upgrading facilities in Saskatchewan. These upgrades have reduced the Company's emissions, which continue to meet or fall below provincial and federal emission limits.
Outlook
Crescent Point's guidance for 2018 is as follows:

Production
Total average annual production (boe/d)	183,500
% Oil and NGLs	90%
Exit production (boe/d)	195,000
Capital expenditures (1)
Drilling and development ($ millions)	1,610.0
Facilities and seismic ($ millions)	190.0
Total ($ millions)	1,800.0

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2017 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	28

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms "netback", “adjusted funds flow from operations”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, "payout ratio", “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is a common metric used in the oil and gas industry and is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculation of netback is shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are excluded as the Company has a voluntary reclamation fund to fund decommissioning costs. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. The Company previously referred to adjusted funds flow from operations as "funds flow from operations".
The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

($ millions)	2017	2016	% Change
Cash flow from operating activities	1,718.7	1,524.3	13
Changes in non-cash working capital	(18.7)	29.9	(163)
Transaction costs	3.7	2.3	61
Decommissioning expenditures	25.1	16.0	57
Adjusted funds flow from operations	1,728.8	1,572.5	10
Adjusted net earnings from operations is calculated based on net income before amortization of E&E undeveloped land, impairment or impairment recoveries on PP&E, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles net income to adjusted net earnings from operations:

($ millions)	2017	2016	% Change
Net income (loss)	(124.0)	(932.7)	(87)
Amortization of E&E undeveloped land	134.3	172.5	(22)
Impairment to PP&E	203.6	611.4	(67)
Unrealized derivative losses	163.6	706.8	(77)
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(201.2)	(110.6)	82
Unrealized (gain) loss on long-term investments	3.4	(5.5)	(162)
(Gain) loss on capital dispositions	(31.1)	15.3	(303)
Deferred tax relating to adjustments	(48.6)	(368.7)	(87)
Adjusted net earnings from operations	100.0	88.5	13
Payout ratio is calculated on a percentage basis as dividends declared divided by adjusted funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of adjusted funds flow from operations retained by the Company for capital reinvestment.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

CRESCENT POINT ENERGY CORP.	29

The following table reconciles long-term debt to net debt:

($ millions)	2017	2016	% Change
Long-term debt (1)	4,111.0	3,820.7	8
Accounts payable and accrued liabilities	613.3	647.2	(5)
Dividends payable	16.8	16.3	3
Long-term compensation liability (2)	22.9	3.7	519
Cash	(62.4)	(13.4)	366
Accounts receivable	(380.2)	(335.7)	13
Prepaids and deposits	(4.5)	(5.3)	(15)
Long-term investments	(72.6)	(35.8)	103
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(219.4)	(420.6)	(48)
Net debt	4,024.9	3,677.1	9

(1)	Includes current portion of long-term debt.

(2)	Includes current portion of long-term compensation liability.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	30

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of financial commodity derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow and the ability to fund dividends;
● Crescent Point's budgeted capital program for 2018 (before net land and property acquisitions);

● Crescent Point’s 2018 production and capital expenditure guidance;
● Management's belief that the Company is well positioned to execute its business strategy;
● The Company's commitment to maintain a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements; and
● Expected adoption of new accounting policies.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

CRESCENT POINT ENERGY CORP.	31

Directors
Peter Bannister, Chairman (3) (4)
Rene Amirault (4)
Laura Cillis (1) (2)
Hugh Gillard (5)
Ted Goldthorpe (1) (5)
Robert Heinemann (2) (3) (4)
Mike Jackson (1) (2)
Barbara Munroe (2) (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Derek Christie
Senior Vice President, Exploration and Geosciences
Tamara MacDonald
Senior Vice President, Corporate and Business Development
Brad Borggard
Vice President, Corporate Planning and Investor Relations
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Brad Borggard
Vice President, Corporate Planning and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	32